Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March   , 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

2 March 2007
PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2006
FINANCIAL HIGHLIGHTS

		2006	2005
•	Volumes(1)	182.4bn	173.8bn	up 5.0%
•	Total sales	£8,401m	£8,214m	up 2.3%
•	Net sales(2)	£2,734m	£2,603m	up 5.0%
•	EBITA(3)	£692m	£670m	up 3.4%
•	PBTA(4)	£597m	£570m	up 4.9%
•	Profit before tax	£565m	£516m	up 9.6%
•	Adjusted earnings per share(5)	65.8p	63.1p	up 4.3%
•	Basic earnings per share(6)	61.6p	56.5p	up 8.9%

1.	Volumes exclude German singles. Including the sales of singles, total volumes grew 4.5% to 183.7bn (2005: 175.8bn).

2.	Total sales less duty incurred by Group companies.

3.	Total profit from operations before amortisation of intangible assets of £19m (2005: £19m) and exceptional charges of £13m (2005: £35m).

4.	Profit before tax, amortisation of intangible assets and exceptional charges.

5.	Adjusted: before amortisation of intangible assets and exceptional charges (net of tax and minority interests).

6.	Basic: includes amortisation of intangible assets and exceptional charges (net of tax and minority interests).

Note:	As detailed in the Scheme Document (see page four), on the assumption that the recommended cash offer by Japan Tobacco completes, Gallaher will not be proposing a final dividend in respect of 2006.
Nigel Northridge, chief executive, said:
“These results again demonstrate our successful strategy. In the 10 years since our demerger, we have built a significant position in the global tobacco market, nearly quadrupled volumes, almost doubled Group EBITA and delivered total shareholder return of some 600%. Our employees have been the cornerstone of this success.
I believe the Offer from Japan Tobacco reflects Gallaher’s achievements, and, subject to completion, JT will acquire a justifiably proud, highly efficient and extremely effective organisation.”
Enquiries:

Claire Jenkins – director, investor relations and group planning	Tel:	01932 372000
Anthony Cardew – Cardew Group	Tel:	020 7930 0777

PERFORMANCE HIGHLIGHTS
•	The successful execution of the Group’s strategy ensured that Gallaher continued to deliver organic growth in 2006.
•	Group cigarette volumes were up 5.0% to 182.4bn, driven by the Group’s strategic brands’ portfolio which grew by 9.7% to 91.9bn cigarettes. The portfolio accounted for 50.4% of the Group’s total volumes (up from 48.2% in 2005).
•	EBITA from the Group’s core markets of the UK, Republic of Ireland, Austria and Sweden was up 2.1% in the second half, although it was down slightly (0.3%) for the full year. Gallaher grew its investment markets’ EBITA by 16.4% in 2006.
•	In the UK, the Group increased its share of the growing value cigarette and handrolling tobacco markets, and maintained its lead of the high-margin premium cigarette and cigar markets. UK total cigarette market share increased to 38.7%. UK EBITA grew 2.2% to £317m (2005: £310m).
•	Performance from European operations was robust in spite of challenging conditions. Europe EBITA was up 1.9% to £263m (2005: £259m). Gallaher continued to make progress in central and eastern Europe, growing market share in a number of countries.
•	The Group continued to make good progress in the CIS, delivering strong profitable growth across the region. Gallaher grew its strategic brands’ CIS volume sales by 20.8% to 44.2bn cigarettes. CIS EBITA rose 25.7% to £85m (2005: £67m).
•	Gallaher continued to expand its presence in Asia Pacific, Africa and the Middle East. Total RoW volumes grew 9.0% to 16.1bn cigarettes. However, RoW EBITA was adversely affected by the phasing of trade sales in Sweden, challenging market conditions in Poland and increased sales and marketing investment. RoW EBITA decreased to £27m (2005: £34m), although it increased 18.9% in the second half of the year.
•	Gallaher increased overall cigarette manufacturing productivity by 6.2%, and reduced real term unit costs by 6.3%.
•	Overall current trading remains in line with management expectations.

RECOMMENDED CASH OFFER
On 15 December 2006 the board announced that it was recommending a cash offer of £11.40 in cash for each Gallaher share (valuing the company at approximately £7.5 billion) by JTI (UK) Management Ltd (a wholly-owned subsidiary of Japan Tobacco Inc.), (the “Offer”). Subsequently, the Group published a document (the “Scheme Document”) on 19 January 2007 describing how it intends to implement the Offer by way of a court-approved scheme of arrangement under section 425 of the Companies Act (the “Scheme of Arrangement”). The Scheme Document can be accessed on the Company’s website. Shareholder meetings to approve the Offer have been convened for 9 March 2007. The expected timetable of events set out in the Scheme Document anticipates the Scheme of Arrangement will become effective on 18 April 2007 (the “Effective Date”).
2006 PERFORMANCE REVIEW
Group
Gallaher delivered good shareholder returns while operating in challenging market conditions in Europe. The strength of the Group’s performance was underpinned by its balanced portfolio of interests across mature, developing and emerging markets. Strong performances from CIS markets, along with robust trading in the UK and Republic of Ireland, helped compensate for the weaker trading conditions experienced in certain European markets and the increased investment in the RoW division. The successful execution of the Group’s strategy – to maximise profits from key EU markets to fund international expansion through exports, investing ‘on the ground’ and joint ventures and alliances – ensured that Gallaher continued to deliver organic growth in 2006.
Gallaher grew 2006 cigarette volumes, excluding German ‘singles’, by 5.0% to 182.4bn (2005: 173.8bn). Including the sales of singles, Group cigarette volumes increased by 4.5% to 183.7bn (2005: 175.8bn). After excluding the additional volume arising from the CITA acquisition, underlying Group cigarette volume sales increased 0.4% to 174.5bn (2005: 173.8bn), in spite of the adverse impact of the phasing of trade sales in the Czech Republic, Slovakia and Sweden. Gallaher increased sales volumes in some of its longer-established markets – including Kazakhstan, Greece and the Republic of Ireland. The Group also made good sales progress in its more recent ‘on the ground’ investments in Ukraine and South Africa and in its newer export markets – including the Middle East, Guinea, Kyrgyzstan, the Balkans and Taiwan. These strong performances were partly offset by the adverse conditions in some European markets.
Gallaher grew its strategic cigarette brands’ volume sales by 9.7%. Sales of these brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson – totalled 91.9bn (2005: 83.8bn) cigarettes, accounting for 50.4% (2005: 48.2%) of the Group’s total volume sales.
In January 2006, the Group acquired 100% of Cita Tabacos de Canarias SL, its group and related companies (“CITA”) for a total consideration of £78m.
Total sales for 2006 increased 2.3% to £8,401m (2005: £8,214m) while sales excluding duty (“net sales”) grew 5.0% to £2,734m (2005: £2,603m), primarily reflecting the effects of the CITA acquisition.
Gallaher increased earnings before interest, tax, intangible asset amortisation and exceptional charges (“EBITA”) by 3.4% to £692m (2005: £670m). Total tobacco EBITA grew 3.2% to £625m (2005: £605m), while EBITA from the European distribution businesses grew 4.9% to £67m (2005: £65m). Excluding the impact of acquisitions (CITA and the incremental contributions from the acquisition of trademarks in Cyprus and Malta in April 2005), total EBITA grew by 3.1%.
EBITA in 2006 from Gallaher’s core markets of the UK, Republic of Ireland, Austria and Sweden declined by 0.3% (core markets’ EBITA increased by 2.1% in the second half). Gallaher’s investment markets’ EBITA rose by 16.4% in 2006.
The Group grew profit before tax, amortisation of intangible assets and exceptional charges (“PBTA”) by 4.9% to £597m (2005: £570m).
Profit before tax increased 9.6% to £565m (2005: £516m). The positive impact of trading improvements and lower interest charges were aided further through lower net exceptional charges of £13m (2005: £35m).

Gallaher increased adjusted earnings per share by 4.3% to 65.8p (2005: 63.1p). After deducting intangible asset amortisation and exceptional charges (net of tax and minority interests), basic earnings per share were 61.6p (2005: 56.5p).
Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides helpful information about the Group’s underlying business performance for the period under review. EBITA and adjusted earnings per share are key performance indicators used by management to monitor the business.
Exceptional charges
Since 2003, Gallaher has been restructuring elements of its European operations, distribution and administration functions. By the end of 2005, net exceptional charges of £91m had been included in the Group’s results.
Additional net exceptional charges of £13m have been recorded in the year ended 31 December 2006 (2005: £35m). These charges reflect costs of the post-acquisition integration of CITA into the existing Gallaher operations and the restructuring of support functions in Sweden following changes in distribution arrangements. Such costs are shown net of the negative goodwill arising on the acquisition of CITA (see page 15) and gains on disposals of former factory and depot sites in Austria.
These restructuring programmes are substantially completed and Gallaher expects to deliver annualised savings of at least £30m from these programmes by the end of 2007.

Segmental review

					Total profit
	Cigarette	Total	Net		from	EBITA
	volume(1)	sales	sales	EBITA(2)	operations(3)	margin(4)
	(bn)	(£m)	(£m)	(£m)	(£m)	(%)

UK change (%)	-3.4	+0.3	+3.5	+2.2	+9.1	n/a
2006	18.8	3,670	592	317	310	53.5
2005	19.5	3,658	572	310	284	54.1

Europe : tobacco(5) change (%)	+12.3	+3.0	+18.4	+0.9	-1.0	n/a
2006	47.8	1,890	531	196	184	32.3
2005	42.5	1,834	448	194	186	36.4

Europe : distribution change (%)	n/a	+2.1	-2.8	+4.9	+32.3	n/a
2006	n/a	2,000	1,068	67	63	6.3
2005	n/a	1,960	1,099	65	48	5.9

Europe : total change (%)	+12.3	+2.5	+3.3	+1.9	+5.8	n/a
2006	47.8	3,890	1,599	263	247	16.5
2005	42.5	3,794	1,547	259	234	16.7

CIS change (%)	+2.8	+13.5	+11.7	+25.7	+25.7	n/a
2006	99.7	540	397	85	85	21.3
2005	97.0	476	356	67	67	19.0

RoW change (%)	+9.0	+5.2	+13.9	-19.2	-40.2	n/a
2006	16.1	301	146	27	18	18.8
2005	14.8	286	128	34	31	26.5

Tobacco : total(5) change (%)	+5.0	+2.3	+10.8	+3.2	+5.1	n/a
2006	182.4	6,401	1,666	625	597	35.8
2005	173.8	6,254	1,504	605	568	38.1

Group : total change (%)	+5.0	+2.3	+5.0	+3.4	+7.2	n/a
2006	182.4	8,401	2,734	692	660	25.3
2005	173.8	8,214	2,603	670	616	25.7

1.	Volumes exclude German singles. Including the sales of singles, Group cigarette volumes were 183.7bn (2005: 175.8bn) and Europe volumes were 49.1bn (2005: 44.5bn).

2.	Total profit from operations before amortisation of intangible assets and exceptional charges.

3.	After charging amortisation of intangible assets of £19m (2005: £19m) and exceptional charges of £13m (2005: £35m).

4.	Total profit from operations before amortisation of intangible assets and exceptional charges expressed as a percentage of net sales.

5.	EBITA margin calculated after adding back inter-company sales to the distribution division of £77m (2005: £85m) that are eliminated on consolidation.

United Kingdom
Gallaher estimates that the UK duty-paid cigarette market declined by around 3 — 4% during the year. The rate of consumer downtrading into lower-priced cigarettes continued at an expected rate.
Gallaher’s UK volume sales declined by 3.4% to 18.8bn cigarettes (2005: 19.5bn). The Group’s cigarette market share (excluding distributed brands) was 38.7% (2005: 38.6%).
A ban on smoking in public places was implemented in Scotland in March 2006. Gallaher estimates that the impact of the ban in Scotland has been an incremental decline in the Scottish cigarette market of around 3 — 4% and an incremental decline in the Scottish cigar market of around 5%. Similar bans are due to be introduced in Wales and Northern Ireland in April 2007 and in England in July 2007. The Group believes these smoking bans will have a moderately negative incremental impact on duty-paid market volumes. The Group remains opposed to outright bans on smoking in public places as it continues to support the consumer’s right to choose, with accommodation for both smokers and non-smokers alike.
UK sales increased 0.3% to £3,670m (2005: £3,658m) largely reflecting price increases, partially offset through the lower cigarette volume sales and downtrading. UK net sales increased 3.5% to £592m (2005: £572m).
UK EBITA increased 2.2% to £317m (2005: £310m). The increase in net sales was partially offset by higher operating costs and a mix change in favour of comparatively lower-margin handrolling tobacco. These factors contributed to an EBITA margin of 53.5% (2005: 54.1%).
UK profit from operations was £310m (2005: £284m) – the increase reflecting the improved trading and a lower UK exceptional charge in 2006 of £3m (2005: £22m).
—	Cigarette

The shares of cigarette market retail sales accounted for by each price sector in 2006 were: value: 63.9% (2005: 61.4%); mid-price: 8.1% (2005: 8.9%); and, premium: 28.0% (2005: 29.7%).

The Group has again increased its share of the growing value sector reaching 36.9% (2005: 36.2%) in 2006. This has been achieved mainly due to growth from Benson & Hedges Silver and Sterling, underpinned by a robust performance from Mayfair. The limited edition slide pack contributed to the rise in market share of Benson & Hedges Silver to 2.6% (2005: 2.0%). Sterling’s rapid growth continued with its market share growing to 3.4% (2005: 2.1%). The market share of Mayfair, Gallaher’s largest UK brand, was 13.5% (2005: 13.3%).

Gallaher remains the leader of the premium sector with a share of 45.1% (2005: 45.2%). Silk Cut’s share of the premium sector grew to 19.7% (2005: 19.4%), assisted by new packaging and the launch of Silk Cut Graphite. Benson & Hedges Gold was robust with total market share at 6.9% (2005: 7.1%).

The Group’s sales profile by price sector continues to broadly track that of the market: value: 60.8% (2005: 57.6%), mid-price: 6.6% (2005: 7.7%) and premium: 32.6% (2005: 34.7%).

—	Cigar

Based on customs clearance data, total UK cigar market volumes declined by around 10% (2005: c. 8%). Within the market, the larger cigar sector continues to decline, partly offset by growth from the lower-margin miniature sector. The miniature cigar sector increased its share of the total market to 46.0% (2005: 43.2%).

Gallaher maintained its overall lead of the UK cigar market with a share of 44.1% (2005: 46.1%). Gallaher’s range of Hamlet miniature cigars increased their market share to 15.7% (2005: 15.4%). This growth has been achieved due to good performances from Hamlet Fine Aroma and Hamlet Smooth.

—	Tobacco

Based on customs clearance data, the UK handrolling tobacco market (“HRT”) grew by around 8% (2005: c. 5%) in 2006. Gallaher believes that improved customs controls reduced cross-border activity and contributed to this market growth.

Gallaher outperformed the HRT market growth. The Group’s share increased to 29.5% (2005: 28.7%) and sales volumes increased 14.2% to over 1,000 tonnes. This excellent performance was driven by Amber Leaf – the market’s fastest growing HRT brand – which grew its share of the market to 20.5% (2005: 18.5%). Growth from Old Holborn Yellow helped to stabilise market share for the Old Holborn house at 7.1% (2005: 7.4%).

The small UK pipe tobacco market reduced by 7.8%. Gallaher continued to lead this market with 48.6% of consumer sales (2005: 48.6%).
Europe
Gallaher’s European cigarette volume sales increased by 12.3% to 47.8bn (2005: 42.5bn). Including the sales of singles in Germany, the division’s volumes grew 10.1% to 49.1bn (2005: 44.5bn). Excluding the additional volume arising from the CITA acquisition, underlying European cigarette volume sales reduced to 39.9bn (2005: 42.5bn). The decline in underlying cigarette sales is largely attributed to: market declines; lower volumes of German generic cigarette production; trade sales phasing in the Czech Republic and Slovakia; and, weak tourist volumes. These declines were partially offset by volume growth in some central and eastern European markets, Greece and the Republic of Ireland.
In spite of these challenging conditions, Gallaher’s European operations delivered a robust performance in 2006, benefiting from price increases and lower operating costs (excluding the effects of the CITA acquisition). Total sales grew 2.5% to £3,890m (2005: £3,794m) and net sales increased 3.3% to £1,599m (2005: £1,547m), comprising: tobacco net sales – which increased 18.4%, primarily reflecting the effect of CITA – of £531m (2005: £448m); and, distribution net sales – which declined 2.8% – of £1,068m (2005: £1,099m).
Reflecting changes in the mix of earnings, EBITA increased 1.9% to £263m (2005: £259m) of which £196m (2005: £194m) arose from the tobacco operations and £67m (2005: £65m) came from the distribution businesses.
In the tobacco operations, market declines and the effects of increased competitor activity in certain markets were more than offset by price increases in other markets and developing businesses in newer markets. In particular, the Group gained from improved returns from its joint venture Reynolds-Gallaher International (“RGI”) and price increases in the Republic of Ireland and the Balkans.
The tobacco operations EBITA margin – after adding back inter-company sales to the distribution businesses – was 32.3% (2005: 36.4%). This margin reduction reflects the inclusion of the lower operating margin contribution from CITA. Price increases across some markets, together with the reduced volumes in the low-margin German generics business, has mitigated the weaker mix arising from the downtrading in Spain and Austria.
The distribution operations EBITA margin was 6.3% (2005: 5.9%). This improvement principally arose from stronger results in Gallaher’s associate, Lekkerland, which has benefited from a prior year trade tax rebate. In addition, the division has benefited from lower operating costs in the German vending business. The Austrian distribution business has displayed weaker results, with lower margins offsetting favourable volumes.
Europe’s overall EBITA margin was broadly flat at 16.5% (2005: 16.7%), reflecting the weighting of the tobacco and distribution businesses within the division’s results.
Europe’s profit from operations was £247m (2005: £234m), reflecting the improved trading position and a lower exceptional charge of £1m (2005: £10m).

—	Tobacco

Certain markets in Europe experienced challenging trading conditions, however Gallaher was able to offset these difficulties by outperforming cigarette market trends in a number of countries, including: Republic of Ireland; Greece; Bosnia Herzegovina; Hungary; and, Romania.

Gallaher estimates that the underlying duty-paid Austrian cigarette market was broadly stable. The impact of improved border controls on reducing cross-border activity contributed to this stability, which follows a number of years of cigarette market decline.

The Group continues to lead the cigarette market in Austria, although its market share (based on estimated total sales through all distribution channels) reduced to 37.1% (2005: 39.1%). Gallaher’s market share reduced in 2006 as price competition in the value segment intensified during the first half of the year. The Group’s market share has shown signs of stability following the Austrian government’s implementation of a minimum price amounting to €3.25 per pack in 2006. Smart leads this new €3.25 price segment, with an estimated market share of 5.5% (2005: 2.0%) in 2006. The estimated market share of Memphis reduced to 19.5% (2005: 23.2%) largely as a result of the increased price competition. Since May, however, it has performed resiliently showing a stable market share in spite of a price increase to €3.50 in August.

The total cigarette market in the Republic of Ireland showed a slight increase of 0.2%. Benson & Hedges Silver was launched during the year and has helped boost the Benson & Hedges house market share to 21.6% (2005: 20.6%). This performance assisted the Group in maintaining its lead of the cigarette market with a share of 49.1% (2005: 49.0%). Gallaher grew its share in other tobacco products – excluding distributed brands, Gallaher’s share of the cigar market was 47.5% (2005: 47.0%) and its share of the tobacco market increased to 27.4% (2005: 25.6%).

In Germany, the total duty-paid factory-made cigarette market declined by 3.9% due to the growth of singles earlier in the year and heightened cross-border activity. Following a change in duty structure, production of singles under finecut taxation ceased on 31 March 2006, although the trade had not fully de-stocked until the fourth quarter. Since the reduced availability of singles, singles consumers have been migrating to a range of other tobacco products. Figures from the German tobacco manufacturers association indicate that there has also been an increase in non duty-paid sales, which grew to an estimated 22.2% (2005: 17.7%) of cigarette consumption in the fourth quarter.

The private label cigarette sector’s share of the total market declined to 13.2% (2005: 15.3%), mainly as a result of the consumption of singles. However, since the phasing out of singles products the private label cigarette sector has shown some signs of improvement with increases in monthly sales volumes in the last quarter of 2006. Gallaher maintained its lead of the sector with a share of 51.3% (2005: 50.5%). The Group’s branded cigarette market share was maintained at 0.6% (2005: 0.6%).

In France, the total duty-paid cigarette market increased by 1.8%. Gallaher’s market share remained broadly stable at 2.7% (2005: 2.8%). A smoking ban in public places was introduced in February 2007.

In Italy, the total duty-paid cigarette market grew 2.0%, reflecting a return to more stable conditions following the market declines in 2005 arising from the introduction of increased smoking restrictions. Competition in the value sector contributed to a decline in Gallaher’s market share to 3.7% (2005: 4.0%). Old Holborn increased share of the growing tobacco market, taking Gallaher’s market share to 13.5% (2005: 11.9%). Hamlet grew its share of the Italian cigar market to 4.2% (2005: 0.7%) aided by a strong performance from Hamlet Fine Aroma.

The duty-paid cigarette market in Spain declined by 2.0%. The large domestic segment of the market (American blend and dark tobacco) was stable, declining by just 0.1%, while the much smaller higher-margin virginia segment declined sharply, by 33.0%. The market experienced significant price movements and brand repositioning during the year, particularly in the value sector of the American blend segment. The market share of Gallaher’s domestic brands declined to 3.6% (2005: 4.6%). The steep decline in the virginia segment impacted the market share of the Group’s virginia brands which reduced to 1.3% (2005: 1.7%). Reflecting these conditions, Gallaher’s total market share declined to 4.9% (2005: 6.3%). Rex drove the Group’s higher market share of 11.1% (2005: 10.6%) in the declining Spanish cigar market. Gallaher’s share of the Spanish tobacco market increased to 4.7% (2005: 3.8%), benefiting from Amber Leaf becoming the fastest-growing top 10 brand.

In the Canary Islands, Coronas delivered another strong performance taking Gallaher’s share of the cigarette market to 32.1% (2005: 30.1%). Coronas also assisted the Group’s growth in Portugal where Gallaher’s market share rose to 3.2% (2005: 2.8%).

The total cigarette market in Greece declined by around an estimated 1%. Gallaher’s market share increased slightly to 4.1% (2005: 4.0%). The Group performed well in the growing slims category with La Femme Slims increasing volume sales. Gallaher estimates the HRT market in Greece grew by around 10.6%. Gallaher’s momentum in this market continued with Old Holborn extending its leading share to 46.8% (2005: 45.0%).

Gallaher continues to make good progress in central and eastern Europe, growing market share in a number of countries.

Ronson has progressed well in Slovenia, resulting in the growth of Gallaher’s estimated market share to 3.7% (2005: 3.0%). In Hungary, the Group’s market share has advanced to an estimated 2.2% (2005: 1.8%) due to a solid performance from LD.

In the Czech Republic, although volume sales were negatively impacted by a change in distribution arrangements during the year, Ronson and LD underpinned Gallaher’s estimated total market share of 6.8% (2005: 6.6%).

In Romania, successful performances from Saint George and Ronson meant the Group grew domestic cigarette volume sales by 30.2%, increasing domestic market share to 3.4% (2005: 2.0%). In Bosnia-Herzegovina, Gallaher has established an estimated market share of 8.4% (2005: 2.7%) driven by the impressive growth of LD.

In Turkey, Gallaher has established an on-shore manufacturing facility which began production at the end of 2006. In early 2007, sales of Smart and LD for the domestic market commenced.

—	Distribution

Gallaher’s Austrian distribution business, TOBA, experienced a more stable market than previous years, largely due to lower levels of cross-border movements. Favourable volumes were more than offset by a weaker sales mix arising from increased price competition.

ATG – the German vending company in which Gallaher has a 63.9% holding – performed resiliently. It benefited from the outperformance of the branded cigarette sector (decline of 1.5%) versus the market (decline of 3.9%) and from lower operating costs arising from route optimisation and depot rationalisation.

In recognition of new legislation (youth protection) for cigarette vending becoming effective on 1 January 2007, the ATG vending machine park was rationalised from c.140,000 to c.100,000 machines in the final quarter of 2006.

After eliminating the favourable prior year trade tax rebate recognised in Lekkerland – the associate in which Gallaher has a 25.1% holding – the business performed in line with expectations.

Commonwealth of Independent States
In the Commonwealth of Independent States (“CIS”), Gallaher continued to make good progress with its successful strategy of improving product mix, together with an ongoing focus on low cost production in order to deliver strong profitable growth across the region.
Market share gains in Kazakhstan and Ukraine and increased exports drove a 2.8% increase in Gallaher’s CIS volume sales to 99.7bn cigarettes (2005: 97.0bn), in spite of excise duty increases in both Russia and Kazakhstan and manufacturer price increases across the region.
The Group grew its strategic cigarette brands’ volume sales in the region by 20.8% to 44.2bn (2005: 36.6bn). Sobranie increased its volume sales by 22.0%, Sovereign by 9.8% and Ronson significantly grew its sales to over 8.0bn cigarettes.
During the year, Gallaher successfully launched Glamour across the CIS region. This mid-price brand performed well, achieving volume sales of 2.3bn across the region.
CIS sales increased 13.5% to £540m (2005: £476m), and net sales increased 11.7% to £397m (2005: £356m), reflecting the increased volume sales, price increases and continued sales mix improvements.
CIS EBITA increased 25.7% to £85m (2005: £67m), with an increase in operating costs partly offsetting the increase in net sales. CIS EBITA margin was 21.3% (2005: 19.0%).
—	Russia

Gallaher estimates that the total Russian cigarette market grew by around 1% in the year.

The uptrading trends experienced in the Russian market continued with the premium and mid-price segments, (which make up the higher-priced sector), growing while the intermediate- and lower-priced sectors have declined. The shares of retail sales accounted for by each price sector were: higher-priced: 37.5% (2005: 33.6%); intermediate-priced: 56.1% (2005: 57.9%); and, lower-priced: 6.4% (2005: 8.5%).

The Group maintained its share of the total cigarette market at 17.0% (2005: 16.9%). This has been achieved in spite of a shift in focus away from, and the delisting of, some of the Group’s more traditional brands in the base filter segment. As part of the Group’s strategy to grow its sales in the higher-priced sector it launched mid-price Glamour, which is performing well.

LD held its market share at 5.3% (2005: 5.3%) in spite of the decline in the value segment as a whole. Marketing efforts such as the ‘It’s your game’ promotion and product initiatives, including blend improvements in the metallic range and some pack redesigns, have all contributed to this resilient performance.

A focused marketing campaign, the introduction of a slims variant and a price repositioning assisted Golden Deer, Shanghai Tobacco Group’s brand which Gallaher is producing under license, in exceeding targeted volume sales for the year. Reflecting the Group’s improvement in sales mix, Gallaher’s share of the higher-priced sector grew to 4.3% (2005: 4.2%) and its share of the intermediate-priced sector grew to 26.8% (2005: 25.9%).

During 2006 Gallaher launched its strategic cigar brand Hamlet in Russia. The initial performance of Hamlet Sweet Cherry exceeded expectations.

—	Kazakhstan

In Kazakhstan, the higher-priced sector again demonstrated a growing share of the market while the intermediate- and lower-priced segments declined. The shares of retail sales accounted for by each price sector were: higher-priced: 42.3% (2005: 36.3%); intermediate-priced: 50.2% (2005: 53.2%); and, lower-priced: 7.5% (2005: 10.5%).

Gallaher grew its share of the total cigarette market to 37.7% (2005: 37.1%) in spite of price increases across most of the brand portfolio. The growth of Sovereign, the leading brand in the market, continued as it reached a record market share of 18.2% (2005: 17.4%). Sovereign’s performance was underpinned by its ‘Golden Fever’ campaign, improved distribution in rural areas and brand extensions such as Sovereign Slims.

LD maintained its position as the largest value-for-money brand, albeit with a decline in total market share to 9.3% (2005: 10.3%) following the delisting of LD Gold. State Line, the only ‘21s’ pack in the market grew share to 2.8% (2005: 2.3%). Sobranie Classic Slims drove the share of higher-priced Sobranie to 4.4% (2005: 3.3%).

Glamour was successfully launched earlier in the year, and reached a share of 0.5% in December. Memphis was launched in the mid-price sector during the third quarter and is performing in line with expectations.

Export volumes from Kazakhstan to neighbouring countries including Kyrgyzstan, Mongolia, Uzbekistan and Armenia increased by over 40%. This growth in exports has been driven by the strategic brands Sovereign, Sobranie and LD.

—	Ukraine

The overall cigarette market continued to benefit from improved product mix during the year. The shares of retail sales accounted for by each price sector were: higher-priced: 29.1% (2005: 26.7%); intermediate-priced: 63.9% (2005: 63.8%); and, lower-priced: 7.0% (2005: 9.5%).

Gallaher performed well, growing its share of the total cigarette market to 16.9% (2005: 16.2%). Glamour has made strong progress, attaining over a 1% market share in December, assisting the Group to reach 3.3% (2005: 1.6%) of the higher-priced segment.

The Group’s share of the intermediate-priced sector increased to 23.7% (2005: 22.9%) fuelled by Ronson which performed well, achieving a total market share of 3.1% (2005: 0.5%) in spite of a number of price increases during the year.
Rest of World
In the Rest of World (“RoW”) division, the Group’s results have been adversely affected by the phasing of trade sales in Sweden, challenging trading conditions in Poland and increased sales and promotional investment. Gallaher continued to expand its presence in Asia Pacific, Africa and the Middle East.
Gallaher achieved strong cigarette volume growth in the Middle East, Guinea, South Africa, Nigeria and Taiwan. However, these increases were partially offset through lower volumes in Scandinavia, the Baltics and Poland. In total, RoW volume sales grew 9.0% to 16.1bn (2005: 14.8bn).
In Sweden, volumes reduced by 20.6%, with the phasing of trade sales ahead of the large January 2006 tax increases compounded by a lower underlying market, and a reduction in market share. In Poland, volumes reduced by 23.3% following intense price competition during 2006.
RoW sales grew by 5.2% to £301m (2005: £286m), and RoW net sales increased 13.9% to £146m (2005: £128m), reflecting the increased volumes and price increases.
RoW EBITA decreased to £27m (2005: £34m) although it increased by 18.9% in the second half of the year. The EBITA margin decreased to 18.8% (2005: 26.5%). This movement reflects: the adverse trading in Sweden and Poland; investment in new export market entries in Asia Pacific, the Middle East and Africa; incremental advertising and sales force investment, in particular in South Africa, Poland, Asia Pacific and Denmark; and, the launch of Silk Cut Red and Gold across Scandinavia, the Baltics and Poland in the year.
RoW profit from operations was £18m (2005: £31m) – the decrease reflecting the weaker trading and a higher exceptional charge of £9m (2005: £3m).

—	Scandinavia and the Baltics

In Sweden, the underlying market for duty-paid cigarettes declined by around an estimated 1 — 2%. Gallaher maintained its leading position, however, the Group’s cigarette volume sales were down sharply as a result of the phasing of trade sales and a decline in market share (excluding distributed brands) to 35.8% (2005: 39.1%).

The Group took two price increases across the full portfolio during the year, and as anticipated this resulted in some market share decline. Since the year-end, competitor brands have taken price increases such that there is price parity across the market segments. Premium brands Silk Cut Red and Gold were launched in the first half and, in the fourth quarter, Gallaher launched Ronson in the low price sector.

The snus market in Sweden continued to grow. The Group took price increases across the entire portfolio and was still able to grow snus volume sales by 31.1%. Gallaher recently leveraged the Level cigarette brand to launch Level snus into the lower-price sector. The Group has experienced some market share decline after rationalising its portfolio to focus on three core brands – Gustavus in the premium sector, LD in the mid- / value-priced sector and Level in the lower-priced sector.

Silk Cut Red and Gold were launched in Denmark, Estonia, Latvia and Lithuania to enhance the Group’s brand portfolios in these markets.

—	Poland

The Polish market experienced significant price movements and duty absorption during the year. Although conditions showed some signs of improvement during the summer months, a heightened level of competitor activity has since resumed. Throughout this challenging period, Gallaher decided not to reduce prices and experienced a decline in volumes, although Ronson performed robustly – growing its market share to 1.6% (2005: 1.3%). The Group’s market share was 5.7% (2005: 7.3%).

—	Africa and the Middle East

Gallaher’s Africa and Middle Eastern volumes increased to 6.8bn cigarettes compared to 3.4bn in 2005.

Gallaher had an excellent performance in Guinea where it grew cigarette volume sales by 66.5% to 2.8bn (2005: 1.7bn). Ronson – the leading brand in Guinea –drove this impressive growth assisted by improved distribution arrangements.

Additional investment was made into the South Africa factory in order to meet growing export and contract manufacturing demand.

During the second half of the year, Gallaher began exporting into a number of Middle Eastern countries, including Iran, Iraq and the UAE. The main brands used for these exports are the strategic brands LD and Sobranie.

—	Asia Pacific

Gallaher’s Asian cigarette volumes increased by 62.1% to 876m (2005: 540m) mainly as a result of the launch of LD in Taiwan and the expansion of regional duty free.

In Singapore, Gallaher completed the construction of a manufacturing facility and recently began producing product for export throughout the Asia region. Gallaher achieved an estimated 1% market share in Singapore largely driven by Memphis. The Group also attained close to an estimated 1% market share in Taiwan.

In China, three of Gallaher’s strategic brands are available – Sobranie and LD are imported and Memphis is produced under license by Shanghai Tobacco Group.

Manufacturing
During 2006, Gallaher’s manufacturing operations performed impressively. The Group enhanced its already competitive position, increasing overall cigarette manufacturing productivity (defined as output per worked hour on a like-for-like basis) by 6.2% in the year. This strong performance reflects the further benefits from the restructuring programme in the UK and Europe, and continued investment in the CIS. This enhanced productivity, together with Gallaher’s focus on effective utilisation of raw materials, underpinned a like-for-like real term reduction of 6.3% in Group cigarette unit costs, in spite of inflationary raw materials cost pressure.
—	United Kingdom

Cigarette productivity in the UK increased by 14.1%, reflecting improvements to working practices and the benefits of the restructuring undertaken since 2003. These productivity improvements contributed to a reduction in cigarette real term unit costs of 10.1% in 2006.

Gallaher increased its tobacco (HRT and pipe) productivity by 21.7%, mainly as a result of: increased demand for Amber Leaf; restructuring benefits; and, efficiencies following the installation of a new primary processing line and high-speed packing equipment. Tobacco real term unit costs decreased by 9.1%, driven mainly by the productivity improvements.

In spite of the overall reduction in the UK cigar market, cigar productivity was maintained at its high level and cigar real term unit costs reduced by 4.1% in the year.

—	Europe

Cigarette productivity in Austria increased by 6.2%, as a result of efficiency improvements through investment in ultra high-speed machinery and restructuring benefits.

Austrian real term cigarette unit costs reduced by 7.5%.

—	Commonwealth of Independent States

Cigarette productivity in the CIS increased 4.0%, driven by: higher production volumes; improved working practices; and, investment in new technology and machinery such as slims and super slims machines.

In spite of inflationary cost pressures, the increased productivity together with a continued strong cost focus meant that real term CIS cigarette unit costs reduced by 3.3%.

—	Rest of World

The Group’s factory in Poland increased productivity by 3.7%, assisted by the benefit of higher production volumes, although this was partly offset by the change in production product mix due to the transfer of more labour intensive production volumes from the UK.

The increase in productivity underpinned a reduction in real term unit costs of 6.3%.
Interest
Lower net interest charges of £95m (2005: £100m) reflect: a higher net financing credit on retirement benefit schemes of £17m (2005: £9m); a higher IAS 39 mark-to-market credit on interest rate derivatives of £7m (2005: £6m); partly offset through higher borrowing costs of £119m (2005: £115m). The average borrowing cost during 2006 was 5.9% (2005: 5.6%) – the increase brought about primarily through higher market interest rates on floating rate borrowings.
EBITA interest cover – combining both interest and operating components of IAS 19 pension costs into a net pension expense within EBITA, and excluding the IAS 39 mark-to-market credit – was 6.0 times (2005: 5.9 times).

Taxation
The tax charge of £157m (2005: £144m), which excludes tax attributable to joint ventures and associates, represents an effective rate of 27.8% (2005: 28.0%). In 2005, this rate was distorted through a low effective tax credit applicable to the higher exceptional charges. Excluding intangible amortisation charges and exceptional charges (net of tax), the adjusted effective tax rate was 27.0% (2005: 26.8%).
Returns to shareholders
After minority interests of £5m (2005: £3m), reported earnings attributable to equity shareholders were £403m (2005: £369m), and – following a 0.2% increase in the weighted average number of shares in issue – basic earnings per share were 61.6p (2005: 56.5p).
After removing intangible asset amortisation charges of £19m (2005: £19m) and the exceptional charge (net of tax and minority interests) of £8m (2005: £25m), adjusted earnings per share increased by 4.3% to 65.8p (2005: 63.1p).
Cash flow
Cash generated from operations before exceptional items was £798m (2005: £733m). Operating profit, as adjusted for exceptional charges, depreciation and amortisation (“EBITDA”) was £742m (2005: £727m). This favourable movement was supplemented by a reduction in working capital of £78m, compared to a reduction of £16m during 2005.
In total, inventories fell by £34m, primarily through lower inventory levels in Germany following the cessation of singles. Trade and other receivables reduced by £26m, mainly reflecting reduced debt collection durations in Germany. Trade and other payables increased by £17m, mainly reflecting higher duty creditors more than offsetting lower trade creditors.
After cash costs relating to the exceptional charges of £23m (2005: £33m), taxation payments of £114m (2005: £143m) and dividends received from joint ventures and associates of £16m (2005: £15m), net cash from operating activities totalled £677m (2005: £572m).
The reduction in taxation payments primarily reflects differing stage payments on assessments, and a one-off payment in 2005, following a tax audit, in Austria.
Net interest payments of £131m were £12m higher than 2005, mainly reflecting the higher net interest expense and adverse timing differences.
Capital expenditure of £130m (2005: £103m) primarily reflects the continuing investment in production machinery and merchandising equipment. The increased expenditure reflects the Group’s ongoing investment in onshore facilities in Turkey and Singapore. Disposal proceeds of £44m (2005: £21m) include £23m received from the sale of land acquired at the time of the CITA acquisition and £9m received from the sale of former factory and depot sites in Austria.
Net expenditure of £60m on the acquisition of subsidiaries reflects the purchase of CITA in January 2006, which together with borrowings of £18m at acquisition gives a total consideration of £78m. The fair value of CITA’s net assets at acquisition, excluding net debt, amounted to £82m, giving rise to negative goodwill of £4m, which is credited to exceptional charges in 2006.
Net debt at 31 December 2006 was £1,915m – a reduction of £221m compared to the position at 31 December 2005. The decrease was attributable to: a net cash inflow of £169m; favourable exchange rate movements reducing net debt by £63m on Gallaher’s euro and US dollar denominated financial liabilities; IAS 39 fair value adjustments of £7m; and, the inclusion of CITA’s borrowings on acquisition of £18m.
The Group’s average net debt during the year was £2,024m (2005: £2,077m).
In March 2006, the Group re-paid a £100m European medium-term note using internal cash flow.
In October 2006, the Group repaid a €750m bond using the proceeds of a €500m bond issued in October 2006 and internal cash flow.

The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with a 12-month EBITDA interest cover at 6.5 times and a net debt multiple of 2.4 times at 31 December 2006.
The weighted average maturity of committed debt at the end of 2006 was 4.4 years (2005 year-end: 3.7 years).
The Group’s debt ratings from Moody’s Investor Service Limited and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.
Return on capital employed (“ROCE”)

	2006	2005	2004	2003(1)	2002(1)
ROCE (%)(2)	28.4	27.4	26.6	23.7	22.6

1.	ROCE not adjusted following adoption of IFRS in 2005 but presented as previously reported under UK GAAP.

2.	Calculated as total operating profit (excluding exceptional charges)/(opening capital employed(3) + closing capital employed(3))/2.

3.	Capital employed = total equity + net debt (including accrued interest) + net retirement benefit liabilities + net deferred tax liabilities + other long-term liabilities.
Gallaher has displayed steady growth in ROCE, reflecting Gallaher’s earnings growth and focus on driving efficiency from its capital investment.
OUTLOOK
Overall current trading remains in line with management expectations.

Gallaher Group Plc
Consolidated income statement
YEAR ENDED 31 DECEMBER 2006

	2006		2006		2005
	US$m(1)		£m		£m
Sales	16,441		8,401		8,214
Duty	(11,091)		(5,667)		(5,611)
Other cost of goods sold	(3,123)		(1,596)		(1,510)
Cost of goods sold	(14,214)		(7,263)		(7,121)

Gross profit	2,227		1,138		1,093
Distribution, advertising and selling costs	(683)		(349)		(340)
Administrative expenses	(340)		(174)		(158)
Other income	29		15		4

Operating profit	1,233		630		599
Share of post-tax results of joint ventures and associates	59		30		17

Total profit from operations(2)	1,292		660		616
Interest and other finance income	157		80		77
Interest and other finance expense	(343)		(175)		(177)
Finance costs — net	(186)		(95)		(100)

Profit before taxation	1,106		565		516
Taxation	(307)		(157)		(144)

Profit for the year	799		408		372

Attributable to:
Equity shareholders	789		403		369
Minority interests	10		5		3

	799		408		372

Earnings per share for profit attributable to equity shareholders (see note 7)
Basic	120.6	c	61.6	p	56.5	p
Diluted	120.2	c	61.4	p	56.4	p
Adjusted	128.8	c	65.8	p	63.1	p

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

2.	Details of the exceptional items are set out in note 3. Excluding the impact of net exceptional items of £13m (2005: £35m) and amortisation of intangible assets of £19m (2005: £19m), total profit from operations is £692m (2005: £670m).

Gallaher Group Plc
Consolidated balance sheet
AT 31 DECEMBER 2006

	2006	2006	2005
	US$m(1)	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	1,250	639	622
Intangible assets	2,800	1,431	1,452
Investments in associates	239	122	116
Investments in joint ventures	27	14	9
Deferred tax assets	59	30	27
Retirement benefit assets	294	150	56
Trade and other receivables	12	6	4
Derivative financial instruments	18	9	36
Financial assets at fair value through profit or loss	14	7	7

	4,713	2,408	2,329
Current assets
Trade and other receivables	1,593	814	812
Inventories	924	472	474
Derivative financial instruments	41	21	32
Cash and cash equivalents	426	218	221
Assets classified as held for sale	—	—	6

	2,984	1,525	1,545

Total assets	7,697	3,933	3,874

LIABILITIES
Non-current liabilities
Borrowings	3,756	1,919	1,594
Derivative financial instruments	20	10	—
Trade and other payables	33	17	6
Deferred tax liabilities	207	106	72
Retirement benefit liabilities	121	62	71
Provisions for liabilities and charges	20	10	29

	4,157	2,124	1,772
Current liabilities
Borrowings	468	239	816
Derivative financial instruments	24	12	43
Trade and other payables	2,094	1,070	1,032
Current income tax liabilities	211	108	61
Provisions for liabilities and charges	54	28	14

	2,851	1,457	1,966

Total liabilities	7,008	3,581	3,738

Net assets	689	352	136

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

Gallaher Group Plc
Consolidated balance sheet – continued
AT 31 DECEMBER 2006

	2006	2006	2005
	US$m(1)	£m	£m
Equity
Share capital	127	65	65
Share premium account	270	138	134
Capital redemption reserve	16	8	8
Merger reserve	286	146	146
Other reserve	(1,783)	(911)	(911)
Currency translation reserve	(37)	(19)	(5)
Retained earnings	1,757	898	667

Equity attributable to shareholders	636	325	104
Minority interests	53	27	32

Total equity	689	352	136

Consolidated statement of recognised income and expense
YEAR ENDED 31 DECEMBER 2006

	2006	2006	2005
	US$m(1)	£m	£m
Actuarial gain recognised on retirement benefits	131	67	30
Deferred tax relating to actuarial gain on retirement benefits	(37)	(19)	(9)
Currency translation differences	(27)	(14)	8

Net income recognised directly in equity	67	34	29
Profit for the year	799	408	372

Total recognised income for the year	866	442	401

Attributable to:
- equity shareholders	856	437	398
- minority interests	10	5	3

	866	442	401

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

Gallaher Group Plc
Consolidated cash flow statement
YEAR ENDED 31 DECEMBER 2006

	2006	2006	2005
	US$m(1)	£m	£m
Cash flows from operating activities
Cash generated from operations	1,517	775	700
Dividends received from associates and joint ventures	31	16	15
Income tax paid	(223)	(114)	(143)

Net cash from operating activities	1,325	677	572

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(117)	(60)	—
Purchases of property, plant and equipment	(255)	(130)	(103)
Proceeds from sale of property, plant and equipment	86	44	21
Purchases of intangible assets	(6)	(3)	(75)
Decrease in investments in associates and joint ventures	2	1	2

Net cash from investing activities	(290)	(148)	(155)

Cash flows from financing activities
Interest paid	(272)	(139)	(163)
Interest received	16	8	44
Proceeds from issuance of ordinary shares	8	4	3
Purchase of ordinary shares	(4)	(2)	(1)
Net repayment of borrowings	(327)	(167)	(626)
Capital repayment to minority shareholders	(10)	(5)	—
Dividends paid to minority interests	(6)	(3)	—
Dividends paid to the Company’s shareholders	(436)	(223)	(210)

Net cash from financing activities	(1,031)	(527)	(953)

Net increase / (decrease) in cash and cash equivalents	4	2	(536)
Cash and cash equivalents at beginning of the year	429	219	756
Exchange losses on cash and cash equivalents	(10)	(5)	(1)

Cash and cash equivalents at the end of the year	423	216	219

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

Gallaher Group Plc
Notes to the summary financial statement
1.	Accounting policies and basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted for use in the European Union and with the parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The preliminary announcement of results for the year ended 31 December 2006 is an excerpt from the forthcoming annual report and financial statements and does not constitute the statutory financial statements of the Group. The income statement, balance sheet, statement of recognised income and expense, cash flow statement and notes to the accounts are extracted from the audited financial statements that have not yet been approved by the shareholders and have not yet been delivered to the registrar. The auditors’ report is unqualified and does not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2.	Segment information

Primary reporting format – geographic segments: The Group is organised into four distinct, independently managed, geographic segments: United Kingdom (“UK”), Europe, Commonwealth of Independent States (“CIS”) and Rest of World (principally comprising: Africa; Asia Pacific; the Baltics; the Middle East; Poland; and, Scandinavia).

	2006	2006	2005
	US$m(1)	£m	£m
Sales
UK	7,182	3,670	3,658
Europe	7,613	3,890	3,794
CIS	1,057	540	476
Rest of World	589	301	286

	16,441	8,401	8,214

Duty
UK	6,024	3,078	3,086
Europe	4,484	2,291	2,247
CIS	280	143	120
Rest of World	303	155	158

	11,091	5,667	5,611

Total profit from operations
UK
- before amortisation of intangible assets and exceptional items	621	317	310
- amortisation of intangible assets	(8)	(4)	(4)
- exceptional items	(6)	(3)	(22)

	607	310	284

Europe(2)
- before amortisation of intangible assets and exceptional items	515	263	259
- amortisation of intangible assets	(29)	(15)	(15)
- exceptional items	(2)	(1)	(10)

	484	247	234

CIS	166	85	67

Rest of World
- before exceptional items	53	27	34
- exceptional items	(18)	(9)	(3)

	35	18	31

Total
- before amortisation of intangible assets and exceptional items	1,355	692	670
- amortisation of intangible assets	(37)	(19)	(19)
- exceptional items	(26)	(13)	(35)

	1,292	660	616

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

2.	Share of post-tax results of associates and joint ventures is £30m (2005: £17m) within the Europe segment. Operating profit of £630m (2005: £599m) comprises total profit from operations less the share of post-tax results of associates and joint ventures.

2.	Segment information (continued)

Secondary reporting format – business segments: The Group’s operations comprise two main business segments: the manufacture, marketing and selling of tobacco products (“tobacco”); and, the distribution of tobacco and non-tobacco products (“distribution”). The distribution operations are all within the Europe business segment.

	2006	2006	2005
	US$m(1)	£m	£m
Sales
Tobacco	12,527	6,401	6,254
Distribution	3,914	2,000	1,960

	16,441	8,401	8,214

Duty
Tobacco	9,267	4,735	4,750
Distribution	1,824	932	861

	11,091	5,667	5,611

Total profit from operations
Tobacco
- before amortisation of intangible assets and exceptional items	1,224	625	605
- amortisation of intangible assets	(29)	(15)	(12)
- exceptional items	(26)	(13)	(25)

	1,169	597	568

Distribution
- before amortisation of intangible assets and exceptional items	131	67	65
- amortisation of intangible assets	(8)	(4)	(7)
- exceptional items	—	—	(10)

	123	63	48

Total
- before amortisation of intangible assets and exceptional items	1,355	692	670
- amortisation of intangible assets	(37)	(19)	(19)
- exceptional items	(26)	(13)	(35)

	1,292	660	616

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

3.	Exceptional items

Since 2003, Gallaher has been restructuring elements of its European operations, distribution and administration functions. In total, net exceptional charges amounting to £91m were included in the results for the three years ended 31 December 2005. These net charges mainly relate to redundancy costs and the write-down of operational plant and machinery, offset partly through the gains on disposal of land and buildings.

Additional net exceptional charges of £13m have been recorded in the income statement for the year ended 31 December 2006. These charges reflect costs of the post-acquisition integration of Tabacos de Canarias SL and its group and related companies (“CITA”) into the existing Gallaher operations and the restructuring of support functions in Sweden following changes in distribution arrangements. Such costs are shown net of the negative goodwill arising on the acquisition of CITA and gains on disposals of former factory and depot sites in Austria.

The net charge for the year ended 31 December 2005 amounted to £35m, including a gain of £15m realised on the sale of the former factory site in Dublin.

The tax credit associated with the 2006 net exceptional charge is £5m (year ended 31 December 2005: £8m).

The restructuring gave rise to a net cash outflow in the year to 31 December 2006 of £14m (year ended 31 December 2005: £18m) (notes 8 and 9).

4.	Finance costs — net

	2006	2006	2005
	US$m(1)	£m	£m
Interest expense:
- bank borrowings	37	19	13
- eurobonds and medium-term notes	200	102	114
- premium on forward foreign exchange contracts	4	2	1
- other	10	5	1
	251	128	129

Interest and other financial income:
- bank deposits	(16)	(8)	(9)
- interest rate swaps	—	—	(3)
- other	(2)	(1)	(2)
	(18)	(9)	(14)

Fair value gains on derivative financial instruments not designated as hedges	(14)	(7)	(6)
Net retirement benefits financing income:
- expected return on pension plan assets	(125)	(64)	(57)
- interest on retirement benefit liabilities	92	47	48
	(33)	(17)	(9)

Finance costs — net	186	95	100

Comprising:
- interest and other finance income	(157)	(80)	(77)
- interest and other finance expense	343	175	177
5.	Taxation

The tax charge comprises:

	2006	2006	2005
	US$m(1)	£m	£m
Current tax
- UK tax	152	78	62
- overseas tax	141	72	65

	293	150	127

Deferred tax
- UK tax	18	9	7
- overseas tax	(4)	(2)	10

	14	7	17

Total taxation	307	157	144

6.	Dividends

Dividends paid to the Group’s shareholders in 2006 amounted to £223m (2005: £210m).
1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

7.	Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of ordinary shares outstanding during the year, excluding shares held in the employee benefit trust.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take account of potentially dilutive ordinary shares which relate to options granted to employees.

A reconciliation of the earnings and weighted average number of shares used in the calculations is set out below.

	2006	2005
Earnings (£m):
Basic and diluted	403	369

Weighted average number of ordinary shares in issue (m):
Ordinary shares in issue	656.1	655.3
Shares held by employee share trusts	(1.8)	(2.0)

Shares used in the calculation of basic earnings per share	654.3	653.3
Potentially dilutive share options	2.1	1.6

Shares used in the calculation of diluted earnings per share	656.4	654.9

The earnings have been impacted by exceptional items and amortisation of intangible assets. To illustrate the impact of these items, the adjusted earnings per share is shown below:

	2006	2005
Earnings per share (pence):
Basic earnings per share	61.6	56.5
Adjustment for exceptional items (net of tax and minority interests)	1.3	3.7
Adjustment for amortisation of intangible assets	2.9	2.9

Adjusted earnings per share	65.8	63.1

Adjusted earnings per share is based on:

Earnings (£m):
Profit for the year attributable to equity shareholders	403	369
Exceptional items (before tax)	13	35
Tax on exceptional items	(5)	(8)
Minority share of exceptional items	—	(2)
Amortisation of intangible assets	19	19

Adjusted earnings	430	413

8.	Cash generated from operations

	2006	2006	2005
	US$m(1)	£m	£m
Profit for the period	799	408	372
Adjustments for:
- tax	307	157	144
- finance costs — net	186	95	100
- share of post-tax results of joint ventures and associates	(59)	(30)	(17)
- exceptional items	25	13	35
- depreciation (excluding exceptional items)	163	83	79
- amortisation of government grants	—	—	(1)
- amortisation of intangible assets included in subsidiaries	31	16	15
- (profit) / loss on sale of property, plant and equipment (excluding exceptional items)	(2)	(1)	1
- charge in respect of employee share schemes	10	5	5
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange differences):
- inventories	67	34	5
- trade and other receivables	51	26	(10)
- financial assets at fair value through profit or loss	2	1	—
- trade and other payables	33	17	21
Provisions for liabilities and charges	(18)	(9)	—
Retirement benefits assets and liabilities	(33)	(17)	(16)

Cash generated from operations before exceptional items	1,562	798	733
Cash outflow from exceptional items	(45)	(23)	(33)

Cash generated from operations	1,517	775	700

9.	Proceeds from sale of property, plant and equipment

	2006	2006	2005
	US$m(1)	£m	£m
Exceptional item — proceeds from sale of properties (note 3)	18	9	15
Proceeds from sale of CITA land	45	23	—
All other proceeds	23	12	6

Proceeds from sale of property, plant and equipment	86	44	21

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

10.	Reconciliation of movements in net debt

Net debt comprises current and non-current borrowings, derivative financial instrument assets and liabilities, and cash and cash equivalents, excluding all accrued interest.

	2006	2006	2005
	US$m(1)	£m	£m
Increase / (decrease) in cash and cash equivalents	4	2	(536)
Decrease in borrowings	327	167	626

Change in net debt resulting from cash flows	331	169	90
Exchange differences	123	63	4
Acquisitions (excluding cash and cash equivalents)	(35)	(18)	—
Other non-cash movements including revaluation of derivative financial instruments	13	7	4

Decrease in net debt in the year	432	221	98
Net debt at 1 January	(4,180)	(2,136)	(2,234)

Net debt at 31 December	(3,748)	(1,915)	(2,136)

11.	Consolidated statement of changes in equity attributable to shareholders

	2006	2006	2005
	US$m(1)	£m	£m
Opening equity attributable to shareholders	202	104	(91)

Net income recognised directly in equity	67	34	29
Profit for the year attributable to equity shareholders	789	403	369

Total recognised income for the year	856	437	398
Employee share option schemes:
- value of employee services	10	5	5
- issue of ordinary shares	8	4	5
Increase in own shares held by the employee benefit trust	(4)	(2)	(3)
Dividends paid to equity shareholders	(436)	(223)	(210)

Closing equity attributable to shareholders	636	325	104

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.

Gallaher Group Plc
Differences between IFRS and US generally accepted accounting principles
(unaudited)

			2006	2006
	Notes		US$m(1)	£m
Profit for the year ended 31 December
Profit for the year ended 31 December attributable to equity shareholders as reported in the consolidated income statement under IFRS			789	403
US GAAP adjustments:
- pension costs	(a	)	(59)	(30)
- financial instruments	(b	)	(25)	(13)
- amortisation of intangible assets	(c	)	(55)	(28)
- other – net	(d	)	2	1
- deferred taxation	(e	)	56	29

Net income under US GAAP			708	362

Equity shareholders’ funds
Equity attributable to equity shareholders as reported in the Consolidated balance sheet under IFRS			636	325
US GAAP adjustments:
- financial instruments	(b	)	(14)	(7)
- intangible assets	(c	)	344	176
- other – net	(d	)	16	8
- deferred taxation	(e	)	(184)	(94)

Equity shareholders’ funds under US GAAP			798	408

1.	US dollar equivalents are provided for reader convenience at the 31 December 2006 exchange rate of £1:US$1.957.
Notes:
(a)	Pension costs

Under IFRS, pension and other post-retirement benefits costs and obligations are determined in accordance with the International Accounting Standard IAS 19 ‘Employee Benefits’ (“IAS 19”), whereas under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 87 ‘Employers’ Accounting for Pensions’, FAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’, and FAS 106 ‘Employers’ Accounting for Post Retirement Benefits other than Pensions’ except where amended by FAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans’ (“FAS 158”) – an amendment of FASB Statements No. 87, 88, 106 and 132(R), which was adopted in entirety as at 31 December 2006 prospectively.

Actuarial gains and losses are recognised under IAS 19 (Amended), in full in the period in which they occur. They are recognised outside of the income statement in retained earnings and presented in the statement of recognised income and expense in equity. Under US GAAP the Group will continue to apply the ‘corridor approach’ whereby variations from expected costs are recognised in the income statement over the expected service lives of the employees.

Under FAS 158, the Group has recognised the funded status of defined benefit post-retirement plans in its balance sheet as at 31 December 2006, with offsetting adjustments to accumulated other comprehensive income, where previously such balances had not been recognised for the year ended 31 December 2005. The Group has adopted early the special dispensation contained in FAS 158 to change the measurement date to coincide with the financial statement date, thus the measurement period will run over a 15-month period from 1 October 2005 to 31 December 2006. The net periodic benefit cost for the 15-month period has been allocated proportionately between retained earnings and the income statement for 2006.

Under IFRS, the return on plan assets is measured using the market value, whereas, under US GAAP, the Group uses a calculated market-related value, which incorporates asset-related gains and losses over a period of not more than five years.

(b)	Financial instruments

Under IFRS, the carrying value of non-derivative financial liabilities has been adjusted for changes in their fair value, with the change recognised in earnings, where subject to effective fair value hedges. Changes in the fair value of foreign exchange derivatives are recognised immediately in earnings except where they are an effective hedge of a net investment in foreign operations in which case the changes are taken direct to equity.

Under US GAAP FAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS No. 133”), the requirements for determining whether a fair value or net investment hedge is effective differ from the rules provided by relevant standards under IFRS. The Group has decided not to hedge account for any derivative financial instrument under FAS No. 133, and accordingly, changes in the fair values of these instruments have been recognised in the income statement. In addition, no changes in the fair values of the non-derivative financial liabilities hedged under IFRS have been recognised under US GAAP.

(c)	Intangible assets

Under UK Generally Accepted Accounting Principles (“UK GAAP”), prior to transition to IFRS, intangible assets acquired in business combinations, such as brands, were regarded as indistinguishable from goodwill and were subsumed within the goodwill balance. On transition to IFRS, such UK GAAP amounts remain within goodwill.

US GAAP requires that the cost of investment is allocated to the acquired entity’s assets and liabilities based on fair values to the acquirer at the date of acquisition. FAS No. 141 ‘Business Combinations’ provides specific criteria for the initial recognition and measurement of intangible assets separately from goodwill, including the establishment of deferred tax liabilities in respect of those intangible assets acquired.

On transition to IFRS, goodwill is no longer amortised and its transition value is, as under US GAAP, tested annually for impairment and whenever events or circumstances occur that would more likely than not reduce the recoverable amount of the cash-generating unit to which goodwill is allocated to below its carrying value.

Under US GAAP, an impairment loss is indicated only when the carrying value of a long-lived asset is not recoverable from its discounted cash flows.

Under IFRS, negative goodwill is credited to the income statement in the year of acquisition. Under US GAAP FAS No. 141, negative goodwill is allocated on a pro-rata basis, to the fair value of all non-current assets acquired.

(d)	Other US GAAP adjustments

Other US GAAP adjustments primarily relate to the accounting for capitalised interest, restructuring costs and payroll taxes in relation to share-based payment expenses.

(e)	Deferred taxation

Deferred tax is provided on the US GAAP adjustments and on items for which there can be a timing difference in recognition under US GAAP from IFRS. The adjustment at 31 December 2006 relates principally to deferred tax liabilities recognised on acquiring intangible assets under US GAAP that were not recognised under transition rules from UK GAAP to IFRS.

PRINCIPAL REGULATORY AND LITIGATION RISKS
Regulatory risks
The global tobacco market is subject to significant regulatory influence from governments and other regulatory authorities. Adverse regulatory developments could have an impact on profits. There are a number of instances where regulatory proceedings, hearings or claims are actual, pending or prospective or otherwise threatened against the Group. More recently, regulatory, anti-trust and tax-related claims have become more prevalent.
Accordingly, this section provides an overview of tobacco-related regulatory changes in the Group’s principal markets together with the accompanying risks and uncertainties including details of principal regulatory claims.
a)	The levying of substantial and increasing tax or substantial changes to duty structures and duty charges: Governments in markets where we operate have imposed considerable excise taxes on tobacco products, and some have indicated that these will continue to increase. The continuing impact of price increases in these markets, principally due to substantial duty increases in recent years, has resulted in:
–	pressure on manufacturing and vending margins;

–	reduced annual industry volumes;

–	greater price competition;

–	accelerated trading down by consumers to lower-price cigarette brands or to handrolling tobacco;

–	increased legitimate cross-border purchasing by consumers;

–	an illegal trade in tobacco products; and,

–	growth in counterfeit tobacco products.
The wide price differentials between high and low taxed countries have led to an increase in legitimate cross-border trade and an illicit market for genuine and counterfeit cigarettes, which is having a significant negative impact on sales in a number of countries. In particular, our business is impacted by the UK government’s policy of maintaining duty levels in excess of the duty levels of Europe. This continues to result in cross-border purchasing of cigarettes by travellers returning to the UK and illegal smuggling of cigarettes – both genuine and counterfeit – into the UK. The entry of ‘accession countries’ into the European Union has exacerbated the issue of price differentials provoked by different duty structures and rates in EU and adjacent markets. Furthermore, any shortfall in control arrangements at the borders of accession and eastern European countries may continue to impact on the legitimate EU market for tobacco products. Any of these could adversely affect our total profit from operations.

b)	The introduction of minimum tax and minimum price legislation for cigarettes: Minimum tax and price legislation impact on the pricing of our products and the purchasing decisions of consumers. The introduction or withdrawal of such legislation could impact our sales and operating performance.

c)	The introduction of supply chain legislation and controls: Gallaher is totally opposed to cigarette and tobacco smuggling and the Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. The Company has a policy of cooperating with regulatory authorities with whom it readily exchanges information to seek to combat illicit trade. In the UK, Gallaher has signed an updated memorandum of understanding (“MoU”) – an anti-smuggling cooperation agreement – with HM revenue and customs. The Group has also signed MoUs with Italy, Slovakia and the UN authorities in Kosovo. The Company is discussing similar agreements with customs authorities in other countries.

d)	Restrictions such as the prohibition of smoking in many public and work places: Current and potential restrictions and voluntary agreements on smoking in public places and the workplace may reduce the opportunities available for smoking and may reduce the demand for tobacco products. This potential reduction in demand for tobacco products may materially adversely affect our sales and total profit from operations. Gallaher supports sensible measures to accommodate smokers and non-smokers in relation to public places and makes representations to governments on this subject.

e)	Restrictions on advertising, marketing and display of tobacco products at the point of sale: Present and proposed regulations restrict the manner in which our products may be marketed and displayed, including restrictions on advertising, sponsorship, promotion, point of sale display and the sampling of tobacco products. Additional regulations restricting these and other aspects of tobacco marketing may be proposed and come into force in the future. These restrictions could significantly reduce our ability to compete, have a material adverse affect on our ability to advertise, promote and build our brands, to promote and introduce new brands and products and to maintain the proprietary nature of our owned and licensed brands, and thus materially adversely affect our sales and total profit from operations.

Advertising, promotion and brand building continue to play a key role in our business, with significant expenditure on programmes to support key brands and to develop our performance in markets for new brands and brand extensions. We will use the full range of advertising, promotion, sponsorship and display opportunities allowed to us for as long as these are available and will continue to explore other methods through which we can continue to build our brands. In some countries, we provide in-shop product display units at point of sale. We also employ sales support staff throughout our markets and try to ensure the leveraging of skills and marketing techniques across our businesses and have a group marketing team to facilitate this.

f)	The effect of other regulations relating to the manufacturing, presentation and sale of tobacco products: Governments and regulatory authorities are considering or are introducing further regulations affecting the manufacturing, presentation and sale of tobacco products. These include:
–	restrictions on the minimum number of cigarettes in packs and on access to vending machines;

–	display of larger health warnings, graphic pictorial warnings and statements of tar, nicotine and carbon monoxide smoke yields on product packaging;

–	prohibition of certain descriptors such as ‘light’ and ‘mild’;

–	ingredients testing, communication and usage;

–	lower ignition propensity cigarettes; and,

–	raising the ages at which cigarettes may be purchased.
g)	Increasing cost of compliance with regulatory developments: With increased regulation comes the cost of compliance. We ensure, where possible, that we have appropriate dialogue with government with the aim of ensuring that new regulation is proportionate and where appropriate we challenge new regulation. Where possible and appropriate we seek dialogue with other tobacco companies on industry wide regulatory issues.

h)	UK OFT enquiry: As detailed in the Group’s 2005 annual reports (including the form 20-F), in August 2003 the UK office of fair trading (“OFT”) notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. As at 1 March 2007, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, the Company intends to defend its position vigorously.

Litigation risks
Adverse litigation could have an impact on profits. There are a number of instances where litigation is actual, pending or prospective or otherwise threatened against the Group. Historically, such claims have focused upon smoking and health related matters. More recently, anti-trust and tax related claims have become more prevalent.
a)	Product liability claims: To date, there has been no recovery of damages against any of the Group’s companies in any action alleging that their tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. The Group believes that there are meritorious defences or suitable indemnities from prior ownership risks to the actions and claims it currently faces and based upon what is known to it actual, pending or prospective actions will not have a material adverse effect upon the results of the Group’s operations, its cash flow or its financial condition. There can be no assurance, however, that:
–	favourable decisions will be achieved in the proceedings pending against the Group;

–	additional proceedings will not be commenced in the UK or elsewhere globally against the Group;

–	the Group will not incur damages; or,

–	if the Group incurs damages, such damages will not have a material impact on its operating performance or financial condition.
Regardless of the outcome of the pending litigation, the costs of defending actions and claims could be substantial and will not be fully recoverable from the claimants, irrespective of whether or not the Group is successful; nor can the Group provide assurance that legal aid or other governmental funding will continue to be denied to claimants in smoking-related health litigation in any jurisdiction in the future, that favourable decisions will be achieved in the proceedings pending against it, that additional proceedings by private, corporate or public sector claimants will not be commenced against it or that it will not incur damages which, if incurred, may be material.

Certain companies in the Group are currently defendants to actions in the Republic of Ireland where plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 1 March 2007, 163 claims have been dismissed or abandoned since 1997. Currently, there are nine individual claims against Group subsidiaries. In eight of these claims statements of claim have been delivered making wide-ranging allegations against Group subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. The majority of these claims are subject to a procedural challenge by Gallaher and, to date, two defences have been delivered. The most recent claim of the nine was received in February 2007. Gallaher Dublin Limited and another tobacco company were served with proceedings by an individual claimant, who is acting in person, and who claims to have an ailment related to environmental tobacco smoke. The claim, which is at a very early stage, will be vigorously resisted.

In February 2007, a Gallaher Group subsidiary in the Canary Islands received formal notification of a potential claim by the province of Andalusia against it, the Spanish government and other tobacco companies. To date, no writ of claim has been served on the subsidiary. Should a writ be served, it will be vigorously defended.

Gallaher is not a party to smoking and health litigation anywhere else in the world and there has been no recovery of damages against any Group company in any action alleging that the Group’s tobacco products have resulted in human illness.

b)	Aggressive stance to tax assessments by various Russian authorities: Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims. They will be vigorously defended.

c)	Termination of the distribution contract of a Middle Eastern distributor: On 4 March 2005, a Group company terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same date in the English High Court, seeking a declaration that the contract had been validly terminated for numerous material breaches. On this basis there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claimed significant, but wholly un-particularised losses. In an amended claim received on 24 February 2006, the distributor set out some details of its alleged losses, which it then claimed amounted to about $500m, which primarily relate to hypothetical future profits. Following an order made in December 2006, the distributor has provided security of £1,050,000 for Gallaher’s costs in defending the counterclaim. The court’s order is procedural and does not reflect its views about the merits of the parties’ cases. Gallaher believes the counterclaim to be without substance, and will continue to contest it vigorously through the court process and at trial, which is currently fixed for April 2007.
Summary : regulatory and litigation risk
It is not possible to predict the outcome of pending litigation or the regulatory matters that are subject to investigation or court actions. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. These pending actions and any prospective ‘smoking and health’ claims will continue to be robustly contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings and actions involving the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the claimants, irrespective of whether or not they are successful.

Cautionary statement
This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher’s future financial position, strategy, market trends, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, the consummation of the transaction with Japan Tobacco, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher’s expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher’s public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.
Definitions
The terms ‘Gallaher’, ‘Group’ and ‘Company’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland’ refers to Lekkerland AG & Co KG. The term ‘TOBA’ refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘Reynolds-Gallaher International’ refers to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘CITA’ refers to Cita Tabacos de Canarias SL, its group and related companies. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp. The terms ‘Japan Tobacco’ and ‘JT’ refer to Japan Tobacco Inc.

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Jacky Stockman
		Name:	Jacky Stockman
Date: March 2, 2007		Title:	Programme Manager, investor relations